October 17, 2008

Peter J. Burlege
President and Chief Executive Officer
PMFG, Inc.
14651 North Dallas Parkway, Suite 500
Dallas, Texas 75254

      Re: **PMFG, Inc.**
              Form 10-K for the Fiscal Year Ended June 30, 2008
              Filed September 9, 2007
              File No. 1-34156
              Response Letter Dated October 14, 2008

Dear Mr. Burlege:

      We refer you to our comment letter dated September 26, 2008 regarding business contacts with Iran. We have completed our review of this subject matter and have no further comments at this time.

                    Sincerely,

                    Cecilia Blye, Chief
                    Office of Global Security Risk

cc: Pamela Long
          Assistant Director
          Division of Corporation Finance